Shell Oil Company
Legal
Mr. Sirimal R. Mukerjee	513 Spaulding Lake Drive
US Securities and Exchange Commission	Greenville South Carolina 29615
100 F. Street, NE	United States of America
Washington, DC 20549	Tel +31 6 5258 6700
Email joseph.babits@shell.com
Internet http://www.shell.com
August 2, 2011
Re: Comment Letter to Royal Dutch Shell plc date June 8, 2011
Dear Mr. Mukerjee,
As discussed on Friday, July 29, 2011, Royal Dutch Shell plc (RDS) received your faxed comment letter dated June 8, 2011 on July 28, 2011. RDS expects to be able to respond to your comments by September 15, 2011.
Sincerely,
/s/ Joseph Babits
Joseph Babits
Associate Counsel
Shell Oil Company

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